Exhibit 99.149

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	November 14, 2013

DHX MEDIA LTD.

$35,010,000

9,725,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 9,725,000 common shares (the “Offered Shares”) of DHX Media Ltd. (“DHX Media” or the “Company”) at a price of $3.60 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $35,010,000. The Offering is made pursuant to an underwriting agreement (as amended) (the “Underwriting Agreement”) dated as of November 4, 2013 between Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., GMP Securities L.P., Byron Capital Markets Ltd., Euro Pacific Canada Inc., Jacob Securities Inc. and Global Maxfin Capital Inc. (collectively, the “Underwriters” and each an “Underwriter”) and the Company. The Offering Price has been determined by negotiation between the Company and the Underwriters. See “Plan of Distribution”.

The Company’s outstanding common shares (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DHX”. On November 13, 2013, the last trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was $3.85. The TSX has conditionally approved the listing of the Offered Shares on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX prior to the closing of the Offering.

	Price to the Public	Underwriter’s Fee(1)	Net Proceeds to the Company(2)

Per Offered Share	$3.60	$0.198	$3.402
Total(3)	$35,010,000	$1,925,550	$33,084,450

(1)	The Company has agreed to pay the Underwriters a cash fee equal to 5.5% of the aggregate gross proceeds of the Offering, equal to $0.198 per Offered Share sold under the Offering, including any Offered Shares sold pursuant to the exercise of the Over-Allotment Option (defined below) (the “Underwriters’ Fee”).

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering estimated to be approximately $600,000 and which, together with the Underwriters’ Fee, will be paid from the proceeds of the Offering.

(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, at the sole discretion of the Underwriters, at any time up to 30 days following the closing of the Offering to purchase up to an additional 1,458,750 Common Shares (the “Over-Allotment Shares”) at the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be $40,261,500, $2,214,382.50 and $38,047,117.50, respectively, before deducting the estimated expenses of the Offering. This short form prospectus qualifies the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires such Common Shares under this short form prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. References to “Offered Shares” in this short form prospectus shall include the Over-Allotment Shares, as applicable in the context used. See “Plan of Distribution”.

The following table sets out the number of securities issuable under the Over-Allotment Option to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price

Over-Allotment Option	1,458,750 Common Shares	Up to 30 days following the closing of the Offering	$3.60 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares for sale, subject to prior sale, if, as and when issued by the Company and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the qualification for distribution of the Offered Shares on behalf of the Company by Stewart McKelvey, and on behalf of the Underwriters by McCarthy Tétrault LLP.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this Offering is expected to occur on or about November 21, 2013 or such other date as may be agreed by the Company and the Underwriters but in any event no later than 42 days after the date of the receipt for this prospectus (the “Closing Date”).

Except in certain limited circumstances, including where an Offered Share Certificate requires the addition of a legend under applicable securities laws of the United Sates, it is expected that one or more global certificates evidencing the Offered Shares distributed under this short form prospectus in Canada will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to Canadian resident purchasers, except in certain limited circumstances, and registration will be made in the depository service of CDS. Canadian resident purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a “CDS Participant”) and from or through whom a beneficial interest in the Offered Shares is purchased. Certificates evidencing Offered Shares offered or sold under this short form prospectus in the United States pursuant to Rule 506 of Regulation D under the U.S. Securities Act will be available at closing of the Offering.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.

Investors should rely only on the information contained in or incorporated by reference in this short form prospectus. The Company has not authorized anyone to provide investors with different information. The Company is not offering the Offered Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus or such other date as specified herein.

Each of RBC Dominion Securities Inc. and Scotia Capital Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank, which banks currently are lenders to the Company. In addition, Donald Wright, a director of the Company, is a member of the board of directors of an affiliate of GMP Securities L.P. Accordingly, the Company may be considered a “connected issuer” of RBC Dominion Securities Inc., Scotia Capital Inc. and GMP Securities L.P. within the meaning of applicable Canadian securities legislation. See “Plan of Distribution” and “Relationship Between the Company and Certain Underwriters”.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars, all references to “U.S.$” are to United States dollars.

An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified under the heading “Risk Factors” in this short form prospectus and in the AIF (as defined herein) should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

TABLE OF CONTENTS

GENERAL MATTERS	1

THIRD PARTY INFORMATION	1

FORWARD LOOKING STATEMENTS	1

DOCUMENTS INCORPORATED BY REFERENCE	1

ELIGIBILITY FOR INVESTMENT	2

SUMMARY DESCRIPTION OF THE BUSINESS	3

RECENT DEVELOPMENTS	3

CONSOLIDATED CAPITALIZATION	4

USE OF PROCEEDS	4

PLAN OF DISTRIBUTION	5

DESCRIPTION OF SECURITIES BEING DISTRIBUTED	7

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS	8

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	8

PRIOR SALES	10

TRADING PRICE AND VOLUME	10

AUDITORS, TRANSFER AGENT AND REGISTRAR	11

RISK FACTORS	11

MATERIAL CONTRACTS	13

LEGAL MATTERS AND INTERESTS OF EXPERTS	13

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	13

CERTIFICATE OF THE COMPANY	C-1

CERTIFICATE OF THE UNDERWRITERS	C-2

GENERAL MATTERS

This short form prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

THIRD PARTY INFORMATION

This short form prospectus and the documents incorporated by reference herein include market share information and industry data and forecasts, which the Company obtained from independent industry publications and surveys, surveys that the Company commissioned and the Company’s internal surveys. Although the Company believes these sources to be reliable, the Company has not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on the Company’s estimates, which are derived from the Company’s review of internal surveys, as well as independent sources. The Company cannot and does not provide any assurance as to the accuracy or completeness of such included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media’s objectives, plans and goals, including its future operating results, economic performance, subscriber recruitment efforts and listing of the Offered Shares are or involve forward-looking statements. Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement, including, but not limited to, the risks referred to under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference herein and therein. Although the forward-looking statements contained in this prospectus are based on what DHX Media considers to be reasonable assumptions based on information currently available to the Company, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and these assumptions may prove to be incorrect.

These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a)	the Company’s annual information form dated September 27, 2013 for its fiscal year ended on June 30, 2013 (the “AIF”);

(b)	the audited consolidated balance sheets of the Company as at June 30, 2013 and 2012 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the years then ended, together with the related notes, which comprise a summary of significant accounting policies and other explanatory information, and the auditor’s report thereon;

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(c)	management’s discussion and analysis of the consolidated financial condition and results of operation of the Company for the year ended June 30, 2013;

(d)	the unaudited consolidated balance sheets of the Company as at September 30, 2013 and June 30, 2013 and the consolidated statements of changes in equity, income, comprehensive income (loss) and cash flows for the three months ended September 30, 2013 and 2012, together with selected condensed explanatory notes;

(e)	management’s discussion and analysis of the consolidated financial condition and results of operation of the Company for the three months ended September 30, 2013;

(f)	business acquisition report of the Company dated December 21, 2012;

(g)	management information circular of the Company dated November 14, 2013;

(h)	management information circular of the Company dated September 17, 2012; and

(i)	material change report of the Company dated November 1, 2013 regarding the Offering.

Any documents of the type referred to in the preceding paragraphs, and any business acquisition reports, material change reports (except confidential material change reports), or news release issued by the Company that specifically states that it is intended to be incorporated by reference in this prospectus, subsequently filed by the Company with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this short form prospectus will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stewart McKelvey, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), provided the Offered Shares are listed on a designated stock exchange (which includes the TSX), the Offered Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the Regulations thereunder for trusts governed by registered retirement savings plans (a “RRSP”), registered retirement income funds (a “RRIF”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (a “TFSA”) (each, a “Registered Plan”).

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” for the purposes of a TFSA, a RRSP or a RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will not be a prohibited investment for a TFSA, RRSP or RRIF provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Company, for purposes of the Tax Act, (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company, and (iii) does not have a “significant interest” (as defined in the Tax Act) in a corporation, partnership or trust with which the Company does not deal at arm’s length for purposes of the Tax Act. Generally, a holder or annuitant will have a significant interest in the Company if the holder or annuitant and/or persons or partnerships not dealing at arm’s length with the holder own directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Company or any corporation related to the Company within the meaning of the Tax Act. Proposed amendments to the Tax Act released on October 18, 2013 and currently contained in Bill C-4 (the “October 2013 Proposals”), proposes to delete the condition in (iii) above. In addition, pursuant to the October 2013 Proposals, Offered Shares will not be a “prohibited investment” if such shares are “excluded property” as defined in the October 2013 Proposals for trusts governed by a TFSA, RRSP or RRIF. Prospective purchasers who intend to hold Offered Shares in a TFSA, RRSP or RRIF are advised to consult their personal tax advisors.

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SUMMARY DESCRIPTION OF THE BUSINESS

DHX Media was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, DHX Media was continued federally as a corporation and is now subject to the Canada Business Corporations Act (the “CBCA”). The Company’s registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The Business of DHX Media

DHX Media is an independent supplier, distributor, and licensor of television and film productions. DHX was originally the result of the combination of The Halifax Film Company Limited and Decode Entertainment Inc. during fiscal year 2006. Since that time DHX Media has acquired Studio B Productions Inc. on December 4, 2007, imX Communications Inc. on July 20, 2008, and Wild Brain Entertainment Inc. on September 14, 2010.

On October 22, 2012, the Company completed the acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”). After completion of the acquisition, the Company owned an independent library of children’s entertainment including more than 8,500 half hour episodes. The Company acquired the outstanding shares of the newly formed company holding the assets and select liabilities comprising the business of Cookie Jar from Cookie Jar Entertainment Inc. and 4116372 Canada Inc. (the “Cookie Jar Vendors”) for consideration consisting of 36,044,492 common shares of DHX Media, subject to adjustment in the event either party is entitled to indemnification, cash of $5.00 million, and the assumption of $65.50 million of the then existing debt of Cookie Jar.

On May 9, 2013, the Company announced the launch of three dedicated paid YouTube family entertainment channels, DHX Kids, DHX Junior and DHX Retro. The Company’s digital channels are offered in multiple countries, including Australia, Brazil, Canada, France, Japan, Korea, Spain, Russia, the U.K. and the U.S., and in multiple languages, including English, French, Japanese, Korean, Portuguese, Russian and Spanish.

DHX Media produces, distributes, and exploits the rights for television and film programming. DHX Media’s primary focus is on children’s, youth, and family productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides, while maintaining some production activity in other genres where DHX has expertise.

DHX Media’s library contains 9,500 half hours (more than 290 titles) of primarily animated programming, which is more than double the size of any other independent library of children’s content. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. DHX Media’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content providers which are looking to provide a wide range of programming to their viewers. DHX Media has also been able to leverage its independent status and critical mass to launch its own channels, most recently in partnership with YouTube.

The Company produces between 75 and 150 new half hours of programming annually through its animation studios. DHX Media also generates merchandising & licensing revenue exploiting its own brands as well as third-party brands across toys, games, apparel, publishing and other categories, through its ownership of the Copyright Promotions Licensing Group, the largest entertainment brand representation agency in Europe.

RECENT DEVELOPMENTS

On September 13, 2013, DHX Media completed its acquisition of Ragdoll Worldwide Ltd. (“Ragdoll”) from BBC Worldwide and a group including the founder of Ragdoll Productions Ltd., Anne Wood, for GBP 17.4 million (approximately $28.4 million in cash). Under the agreement, DHX Media obtained 12 series, including The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Ragdoll was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Ragdoll Ltd. The purchase price was funded in part through a $25 million expansion of DHX Media’s existing Term Facility (as defined below), cash reserves and draws on the Revolving Facility (as defined below). In connection with the expansion of the Term Facility, the maximum leverage ratio permitted under the Term Facility was increased from 2.5:1 to 3.0:1.

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CONSOLIDATED CAPITALIZATION

Upon completion of the Offering, there will be an aggregate of 112,742,388 Common Shares outstanding or 114,201,138 Common Shares if the Over-Allotment Option is exercised in full (119,273,638 on a fully diluted basis, or 120,732,388 on a fully diluted basis if the Over-Allotment Option is exercised in full).

DHX Media expects to receive approximately $32.5 million in net proceeds from the Offering (approximately $37.4 million if the Over-Allotment Option is exercised in full), which is expected to be used to reduce borrowings under the Term Facility (as defined herein) from $73.1 million to approximately $63.1 million and borrowings under the Revolving Facility (as defined herein) from $12.0 million to nil.

In addition to production-specified financing obtained by the Company and Cookie Jar’s subsidiaries, the Company has a syndicated credit facility (the “Credit Financing”). The Credit Financing consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $95 million, including a term loan credit facility in the aggregate of $75 million (the “Term Facility”) and a revolving loan credit facility in the aggregate amount of up to $20 million (the “Revolving Facility”). As of November 13, 2013, $73.1 million was drawn on the Term Facility and $12.0 million was drawn on the Revolving Facility. In addition to the Credit Financing, the Company has interim production financing owing in the amount of approximately $33.0 million as of November 13, 2013.

The Term Facility matures on October 22, 2016 and is subject to annual amortization payments (as percentage of the initial amount of the Term Facility) including 7% in fiscal 2013 with the annual amortization payment increasing to 13% in fiscal 2016, with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

As at November 13, 2013 the Company has reserved 9,271,564 Common Shares for issuance through the Company stock option plan, which number of Common Shares may not exceed 9% of the total. The Company currently has 5,531,250 options to acquire Common Shares issued and outstanding. The Company currently has warrants issued to acquire up to 1,000,000 Common Shares, with the warrants having a weighted average exercise price of $0.78. As at November 13, 2013 the Company has authorized 408,019 Common Shares for issuance through the Company employee share purchase plan.

USE OF PROCEEDS

DHX Media expects to receive approximately $32.5 million in net proceeds from the Offering, after deducting fees payable by the Company to the Underwriters and the estimated expenses of the Offering payable by the Company. If the Over-Allotment Option is exercised in full, the Company expects to receive an aggregate of approximately $37.4 million in net proceeds, after deducting fees payable by the Company to the Underwriters and the estimated expenses of the Offering payable by the Company. The total estimated expenses for the Offering of approximately $600,000 include expenses for which the Company is obliged to reimburse the Underwriters, taking into account the exercise of the Over-Allotment Option.

DHX Media expects to use some of the net proceeds it receives from the Offering for repayment of bank indebtedness as follows: (i) approximately $12 million for repayment of the Revolving Facility; and (ii) a currently estimated amount of approximately $10 million for repayment of the Term Facility. The balance of the net proceeds are to fund future potential acquisitions and for general corporate purposes. Some or all of the funds repaid on the Company’s bank indebtedness may be redrawn to fund future acquisitions, for general corporate purposes, and for working capital and to enhance the Company’s corporate infrastructure to support the Company’s anticipated growth. Bank indebtedness to be repaid was incurred primarily in connection with the Ragdoll and Cookie Jar acquisitions. Pending use of its net proceeds, such net proceeds will be invested in interest-bearing, short-term investment-grade securities.

DHX Media, in keeping with its overall strategy, is currently evaluating various potential acquisition opportunities. Although preliminary discussions are underway with several vendors, the Company has no agreements or commitments to undertake any such transaction and there can be no assurance that any agreement or commitment will be reached. See “Risk Factors –Acquisition Strategy”.

While DHX Media currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate amongst the stated uses the net proceeds from time to time having consideration to its strategy relative to the market and other conditions in effect at the time. Pending such use of its net proceeds, the net proceeds will be invested in interest-bearing, short-term investment-grade securities.

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PLAN OF DISTRIBUTION

Underwriting Agreement

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on November 21, 2013 or such other date as may be agreed between the Company and the Underwriters but in any event no later than 42 days after the date of the receipt for this prospectus (the “Closing Date”), all of the Offered Shares at the Offering Price per Offered Share, payable in cash to the Company against delivery of certificates representing the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price has been determined by negotiation between the Company and the Underwriters.

The Company has agreed to pay the Underwriters the Underwriters’ Fee of $0.198 per Offered Share, or an aggregate of $1,925,550 ($2,214,382.50 if the Over-Allotment Option is exercised in full) or 5.5% of the gross proceeds of the Offering, in consideration of services rendered by the Underwriters in connection with the Offering. The expenses of the Offering, not including the Underwriters’ Fee, but including the actual and accountable out-of-pocket expenses of the Underwriters (including the reasonable fees and disbursements of their counsel) which are payable by the Company, are estimated to be approximately $600,000 and will be paid out of the proceeds of the Offering.

The Company has granted to the Underwriters an option, exercisable in whole or in part, at the sole discretion of the Underwriters and without obligation, at any time up to 30 days following the closing of the Offering to purchase up to an additional 1,458,750 Common Shares at the Offering Price, solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be $40,261,500, $2,214,382.50 and $38,047,117.50, respectively, before deducting the estimated expenses of the Offering. This short form prospectus qualifies the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires such Common Shares under this short form prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Except in certain limited circumstances, including where an Offered Share Certificate requires the addition of a legend under applicable securities laws of the United States, it is expected that one or more global certificates evidencing the Offered Shares distributed under this short form prospectus in Canada will be issued in registered form to CDS or its nominee and will be deposited with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to Canadian resident purchasers, except in certain limited circumstances, and registration will be made in the depository service of CDS. Canadian resident purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Offered Shares is purchased. Certificates evidencing Offered Shares offered or sold under this short form prospectus in the United States pursuant to Rule 506 of Regulation D under the U.S. Securities Act will be available at closing of the Offering.

The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriters are however obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement. The Company has agreed under the Underwriting Agreement to indemnify the Underwriters and their affiliates and the respective directors, officers, employees, partners and agents thereof against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

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DHX Media has also agreed under the Underwriting Agreement not to, directly or indirectly, without the prior written consent of the Underwriters, which consent shall not be unreasonably withheld, offer, sell or issue, or negotiate or enter into any agreement to offer, sell or issue, any securities of the Company, or make any announcement with respect to the foregoing, for a period of 90 days following the Closing Date, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the existing share incentive plans of the Company and other existing share compensation arrangements; (ii) outstanding warrants, such consent not to be unreasonably withheld; and (iii) the exercise of the Over-Allotment Option.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, in no event will the Company receive less than net proceeds of $3.402 per Offered Share. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Offered Shares have not been registered under the U.S. Securities Act or applicable state securities laws, and may not be offered, sold or delivered, directly or indirectly, within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable United States federal and state securities laws, they will not offer or sell any of such securities within the United States. The Underwriting Agreement permits the Underwriters to offer and sell the Offered Shares purchased by them outside the United States in compliance with Regulation S under the U.S. Securities Act. The Underwriting Agreement also enables the Underwriters to (i) offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement in the United States to persons who are “qualified institutional buyers,” as such term is defined in Rule 144A under the U.S. Securities Act, where such offers and sales are made in compliance with Rule 144A under the U.S. Securities Act and applicable state securities laws, and (ii) offer the Offered Shares in the United States to persons whom the Company will sell such securities directly as substituted purchasers where such persons are institutional “accredited investors” that satisfy one of the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act in compliance with Rule 506 of Regulation D under the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption from registration under the U.S. Securities Act.

The Offered Shares will be “restricted securities” within the meaning of Rule 144(a)(3) promulgated under the U.S. Securities Act. Certificates representing any securities that are offered, sold or issued in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Terms used and not defined in the preceding two paragraphs shall have the meanings ascribed thereto by Regulation S under the U.S. Securities Act.

Listing Details

The TSX has conditionally approved the listing of the Offered Shares on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX on or before the Closing Date.

Constraints Imposed on Ownership of Securities to Ensure Canadian Control

It is in the Company’s interest that its productions continue to be eligible for Canadian federal and provincial government tax credits and incentives and to qualify as Canadian content productions. One of the criteria for eligibility is that a majority of the Company’s voting shares be controlled by “Canadians”, as defined in the Investment Canada Act.

In order to monitor the level of Canadian ownership of its Common Shares, the Company will, or will instruct its transfer agent to, make inquiries of the holders of Common Shares and or depositary interests held by brokers and other market intermediaries not less frequently than prior to each meeting of shareholders. If no response to these inquiries is received from a particular broker or market intermediary, then the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. Depending upon the level of Canadian ownership of its Common Shares from time to time, the board of directors of the Company may undertake such steps as it considers in the Company’s best interests to maintain or increase this level of Canadian ownership, such as raising equity financing through the issuance of Common Shares to Canadians or repurchasing Common Shares over the facilities of TSX through normal course issuer bids.

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In order to ensure that a majority of the Company’s voting shares are owned by Canadians, the votes attached to the Company’s Preferred Variable Voting Shares as a class will be automatically adjusted so that they, together with the votes attached to Common Shares that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the Preferred Variable Voting Shares as a class will be determined based on the level of Canadian ownership of Common Shares ascertained through the monitoring process to be undertaken by the Company or through the Company’s transfer agent but in the aggregate will not be less than 1% of the votes attached to all shares in the capital of the Company. By way of example, if the monitoring process undertaken by the Company results in the owners of 65% of the outstanding Common Shares indicating that they are Canadian, then the Preferred Variable Voting Shares as a class will have votes equal to 1% of the votes attached to all shares in the capital of the Company. If the monitoring process undertaken by the Company results in owners of 40% of the outstanding Common Shares indicating that they are Canadian, then the holders of Preferred Variable Voting Shares as a class will have votes equal to 33.3% of the votes attached to all shares in the capital of the Company (i.e. (40% + 33.3%) ÷ 133.3% = 55%). The Company will issue a press release at such time as it determines that the number of votes attaching to the Preferred Variable Voting Shares as a class exceeds 1%, and thereafter from time to time following completion of the monitoring process undertaken through its transfer agent, will disclose the number of votes attaching to the Preferred Variable Voting Shares as a class.

The board of directors of the Company will not approve or compel a transfer of Preferred Variable Voting Shares to a person that is not a current officer of the Company and a resident Canadian (as defined in the Canada Business Corporations Act), nor will it approve or compel a transfer of Preferred Variable Voting Shares without first obtaining the approval of the TSX. In determining whether to approve or compel a transfer, the board of directors of the Company will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. In addition, transfers of the Preferred Variable Voting Shares are restricted to resident Canadians (as defined in the Canada Business Corporations Act) under the terms of the Preferred Variable Voting Shares.

It is the current intention of the board of directors of the Company that all of the Preferred Variable Voting Shares be held by the individual that holds the position of Chief Executive Officer of the Company from time to time who will be required to enter into an agreement with the Company relating to transfers of Preferred Variable Voting Shares (the “Preferred Variable Voting Shareholders Agreement”) pursuant to which he or she shall (i) agree not to transfer Preferred Variable Voting Shares, in whole or in part, except with the prior written approval of the board of directors of the Company, (ii) grant to the Company the unilateral right to compel the transfer of the Preferred Variable Voting Shares, at any time and from time to time, in whole or in part, to a person designated by the board of directors of the Company and (iii) grant to the Company a power of attorney to effect any transfers contemplated by the Preferred Variable Voting Shareholders Agreement. The Preferred Variable Voting Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX. Pursuant to the Preferred Variable Voting Shareholders Agreement, the consideration received as a result of the transfer of Preferred Variable Voting Shares cannot exceed one/one millionth of a cent per share.

100,000,000 Preferred Variable Voting Shares are currently outstanding, all of which are issued to Michael Donovan, the Company’s current Chief Executive Officer, who entered into a Preferred Variable Voting Shareholders Agreement with the Company under the terms described above.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This short form prospectus qualifies the distribution of 9,725,000 Offered Shares at a price of $3.60 per Offered Share, or 11,183,750 Offered Shares if the Over-Allotment Option is exercised in full.

Common Shares

The Common Shares entitle holders thereof to one vote per share at meetings of the Company’s shareholders; on any vote in respect of the Company’s liquidation, dissolution or winding-up; on the sale, lease or exchange of all or substantially all of the Company’s property; and as otherwise provided by applicable law. Holders of Common Shares participate in the Company’s profit by way of the payments of dividends as may from time to time be declared and, subject to the nominal priority of holders of Preferred Variable Voting Shares, the return of capital in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs. There are no pre-emption, redemption, purchase or conversion rights attached to the Common Shares.

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RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

Affiliates of each of RBC Dominion Securities Inc. and Scotia Capital Inc. are lenders to the Company under the Term Facility and the Revolving Facility. The Credit Financing is described in further detail under the heading “Consolidated Capitalization”. As at November 13, 2013, the Company is in compliance in all material respects with the terms and conditions of the Credit Financing and no breach thereunder, except the lenders have granted a waiver extending the deadline for the delivery of a report on certain restricted subsidiaries of the Company to November 15, 2013. This report was delivered on November 13, 2013. Otherwise, no breach under the Credit Financings has been waived by the lender under such agreements since their execution, except as described elsewhere in this short form prospectus or the documents incorporated by reference herein. In addition, Donald Wright, a director of the Company, is a member of the board of directors of an affiliate of GMP Securities L.P.

The Term Facility and Revolving Facility are currently secured by a general security agreement over all property of the Company. There has been no material change in the financial position of the Company since the execution of the agreements, except as described elsewhere in this short form prospectus or the documents incorporated by reference herein.

RBC Dominion Securities Inc., Scotia Capital Inc. and GMP Securities L.P.’s decision to purchase the Common Shares was made independently of the affiliated party. The Offering Price of the Common Shares and the other terms and conditions of the Offering were established through negotiations between the Company and the Underwriters, without involvement of the affiliated party. In addition, RBC Dominion Securities Inc., Scotia Capital Inc. and GMP Securities L.P. will not receive any benefit from the Offering other than its portion of the Underwriters’ Fee payable by the Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stewart McKelvey, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters (together, the “Counsel”), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Offered Shares by an investor who acquires Offered Shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times: (i) is resident or deemed to be a resident in Canada, (ii) deals at arm’s length with, and is not affiliated with, the Company and (iii) holds the Offered Shares as capital property (a “Holder”). Offered Shares will generally be considered to be capital property to a Holder provided the Holder does not hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders of Common Shares who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is either a “financial institution” (as defined for purposes of the mark-to-market rules in the Tax Act), a “specified financial institution”, a Holder an interest in which is a “tax shelter investment” (all as defined in the Tax Act) or a Holder who has elected to report its Canadian tax results in a “functional currency” (which excludes Canadian dollars). Any such Holder should consult its own tax advisor with respect to an investment in Common Shares.

This summary is based upon the provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative and assessing practices and policies of the CRA published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form currently proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form currently proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or interpretation, nor does it address any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein or take into account any changes in the administrative practices or assessing policies of the CRA.

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This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective Holder, and no representations with respect to the income tax consequences to any prospective Holder are made. Consequently, prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to the Offering, having regard to their particular circumstances.

Taxation of Holders of Common Shares

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Holder (except to the Company) will generally result in the Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “Taxable Capital Gain”) realized by a Holder in a taxation year must be included in the Holder’s income for the year, and one-half of any capital loss (an “Allowable Capital Loss”) realized by a Holder in a taxation year must be deducted from Taxable Capital Gains realized by the Holder in that year. Allowable Capital Losses for a taxation year in excess of Taxable Capital Gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.

A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its “aggregate investment income”, which is defined in the Tax Act to include Taxable Capital Gains.

Capital gains realized by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Receipt of Dividends on Common Shares

Dividends received or deemed to be received by a Holder will be included in computing such Holder’s income for the purposes of the Tax Act.

Such dividends received by a Holder who is an individual (including certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends”. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

Taxable dividends received by a Holder who is an individual (including certain trusts) may result in such Holder being liable for alternative minimum tax under the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

A Holder that is a corporation will generally include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing such holder’s taxable income.

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PRIOR SALES

No Common Shares, or any securities convertible into or exchangeable for Common Shares, have been issued by the Company within the last 12 months, other than:

Date of Issuance	Number of Securities Issued	Issue Price	Reason for Issuance
January 11, 2012	513	1.57	Employee Share Purchase Plan
December 3, 2012	557	1.57	Employee Share Purchase Plan
January 2, 2013	593	1.48	Employee Share Purchase Plan
February 1, 2013	2065	1.69	Employee Share Purchase Plan
March 1, 2013	2559	2.05	Employee Share Purchase Plan
April 1, 2013	1933	2.22	Employee Share Purchase Plan
April 10, 2013	270000	0.78	Company Stock Options
May 1, 2013	1748	2.34	Employee Share Purchase Plan
May 21, 2013	90000	0.78	Company Stock Options
June 3, 2013	1616	2.53	Employee Share Purchase Plan
July 2, 2013	1531	2.67	Employee Share Purchase Plan
July 8, 2013	95000	0.78	Company Stock Options
July 8, 2013	75000	0.93	Company Stock Options
July 26, 2013	125000	1.81	Company Stock Options
August 1, 2013	1358	2.76	Employee Share Purchase Plan
August 27, 2013	75000	0.93	Company Stock Options
August 27, 2013	100000	0.78	Company Stock Options
September 3, 2013	1758	2.46	Employee Share Purchase Plan
October 1, 2013	1363	2.85	Employee Share Purchase Plan
October 3, 2013	75000	0.78	Company Stock Options
November 1, 2013	1,332	3.21	Employee Share Purchase Plan
Total	923,926	—	—

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “DHX”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High	Low	Volume
November 2012	1.97	1.61	5,243,519
December 2012	1.89	1.65	1,927,907
January 2013	2.12	1.74	2,822,698
February 2013	2.66	1.97	5,783,495
March 2013	2.76	2.41	2,378,683
April 2013	2.89	2.44	2,922,147
May 2013	3.16	2.69	5,587,965
June 2013	3.31	2.82	2,982,052
July 2013	3.53	3.05	3,361,258
August 2013	3.26	2.69	1,677,745
September 2013	3.58	2.77	3,317,612
October 2013	4.09	3.33	6,779,761
November 1 - 13, 2013	4.02	3.70	1,883,845

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On November 13, 2013, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $3.85.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Company are PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada, who advise that they are independent of the Company within the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada.

RISK FACTORS

An investment in securities is subject to certain risks. Before investing, prospective purchasers of Offered Shares should carefully consider, in light of their own financial circumstances, the information contained in or incorporated by reference in this short form prospectus, including those risk factors under the heading “Risk Factors” beginning on page 30 of the Company’s AIF for its fiscal year ended on June 30, 2013 which are incorporated herein by reference.

Risks Related to the Business

Leverage Risk

The Company’s degree of leverage, particularly if increased to complete potential acquisitions, could have important consequences for investors, including limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Liquidity Risk

The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Acquisition Strategy

DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX Media is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX Media at the time of acquisition, and certain target companies may be larger than DHX Media.

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Growth and expansion resulting from future acquisitions may place significant demand on the Company’s management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; and (g) the assumption of significant and/or unknown liabilities of the acquired company.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX Media will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if they believe it would be in the Company’s best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Preferred Variable Voting Shares

Michael Donovan, the Company’s current Chief Executive Officer, holds 100,000,000 Preferred Variable Voting Shares which may have attached thereto up to 55% of the votes attached to all shares in the capital of the Company depending on the number of Common Shares held by Canadians. The effect of this control and ownership may be to limit the price that investors may be willing to pay in the future for Common Shares and may prevent or delay a merger, takeover or other change in control and thus discourage attempts to acquire the Company. See “Plan of Distribution - Constraints Imposed on Ownership of Securities to Ensure Canadian Control”.

Ownership Concentration

Certain investment vehicles managed by Birch Hill Equity Partners and its affiliates (the “Birch Hill Group”) control, directly or indirectly, approximately 23.0% of the outstanding Common Shares (20.7% following completion of the Offering and assuming the Over-Allotment is exercised in full). No other shareholder is expected to hold more than 10% of the outstanding Common Shares following completion of the Offering. As the largest shareholder of DHX Media, the Birch Hill Group is able to exert significant influence over DHX Media. For so long as the Birch Hill Group holds at least 19.9% of the outstanding Common Shares, the Birch Hill Group has the right to nominate two directors to the board of directors of DHX Media at each election of directors. For so long as the Birch Hill Group is entitled to nominate two directors, the size of the current board of directors may not be increased from eight members. In the event that the Birch Hill Group holds less than 19.9% of the outstanding common shares, the Birch Hill Group has the right to nominate one director to the board of directors of DHX Media at each election of directors.

Risks Related to the Offering

The Company’s securities may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX Media include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX Media.

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MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which the Company has entered into since the effective date of the disclosure under the heading “Material Contracts” in the Company’s AIF:

•     the Underwriting Agreement (as amended) between the Company and the Underwriters dated November 4, 2013.

Copies of this agreement may be examined at the Company’s head and principal office during normal business hours during the course of distribution to the public of the Offered Shares and for 30 days following the Closing Date.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Stewart McKelvey and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date of this prospectus, the partners and associates of Stewart McKelvey as a group and the partners and associates of McCarthy Tétrault LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Nova Scotia.

KPMG LLP, Chartered Accountants, are the auditors of Cookie Jar. KPMG LLP has confirmed that it is independent of Cookie Jar, in accordance with the relevant rules and related interpretation prescribed by the Institute of Chartered Accountants of Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

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CERTIFICATE OF THE COMPANY

Dated: November 14, 2013

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) “Michael Donovan”	(Signed) “Dana Landry”

Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Donald Wright”	(Signed) “Michael Hirsh”

Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: November 14, 2013

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

Canaccord Genuity Corp.

By: (Signed) “Brent Layton”

RBC Dominion Securities Inc.

By: (Signed) “James McKenna”

Scotia Capital Inc.

By: (Signed) “Michael McKenna”

GMP Securities L.P.

By: (Signed) “Neil Selfe”

Byron Capital Markets Ltd.

By: (Signed) “Robert Orviss”

Euro Pacific Canada Inc.

By: (Signed) “Robert Furse”

Jacob Securities Inc.	Global Maxfin Capital Inc.

By: (Signed) “Sasha Jacob”	By: (Signed) “Dean McPherson”

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